UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

California	45-5220524
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

564 Stevens Avenue,

Solana Beach, CA 92075

(Mailing Address of principal executive offices)

(858) 225-8998

Issuer’s telephone number, including area code

In this report, the term “HYLETE,” ”we,” “us” or “the company” refers to HYLETE, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of and for the six month period ended June 30, 2018 (“Interim 2018”). The financial statements included in this filing as of and for Interim 2018 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

HYLETE, Inc. is engaged in the design, development, manufacturing and distribution of premium performance apparel, footwear, and gear. It primarily distributes its products via its website, www.hylete.com, and through third-party e-commerce retailers (“marketplace channel”) and other businesses that order in bulk or with corporate branding added to the company’s products (“wholesale channel”).

The company’s net sales reflect sales revenues, net of discounts, and revenues for shipping, offset by sales returns and allowances. The company recognizes shipping and handling billed to customers as a component of net sales and the cost of shipping and handling as a component of operating expenses. Cost of sales consists primarily of inventory and warranty costs. Operating expenses largely consist of general and administrative expenses, which include compensation costs, selling and marketing expenses and shipping and distribution costs.

GRACEDBYGRIT Assets Acquisition

Effective June 1, 2018, the company completed a purchase of all the assets of GRACEDBYGRIT, Inc., a Delaware corporation (“GRACEDBYGRIT”), pursuant to an Asset Purchase Agreement dated May 31, 2018 (the “Purchase Agreement”) between HYLETE and GRACEDBYGRIT. GRACEDBYGRIT is a manufacturer of women’s workout clothing and fitness apparel. HYLETE agreed to purchase certain assets of GRACEDBYGRIT, including intellectual property, inventory and raw goods, product designs, customer lists, and furniture and fixtures. The company issued 789,875 shares of Class B Common Stock, equal to $987,344, and $30,000 in cash, as consideration for the transaction. HYLETE’s plan was to liquidate these assets within a period of 90 days after the closing of the acquisition. As of the date of this report, all of the assets HYLETE acquired pursuant to the GRACEDBYGRIT acquisition have been liquidated.

HYLETE also assumed certain of GRACEDBYGRIT’s liabilities pursuant to the Purchase Agreement, including continued performance under an existing contract with Shopify, assumption of the lease, utilities, internet and maintenance fees for GRACEDBYGRIT’s headquarters through the lease termination date in August 2018, assumption of accrued vacation hours for certain GRACEDBYGRIT employees, and assumption of a storage unit, including all applicable expenses and fees. HYLETE also hired four employees that formerly worked at GRACEDBYGRIT, including one of its co-founders. HYLETE plans on relaunching the most popular styles that were previously sold by GRACEDBYGRIT under the HYLETE name. Additionally, all HYLETE products will be marketed to the previous customers of GRACEDBYGRIT.

1

Results of Operations

Six Months ended June 30, 2018 Compared to Six Months ended June 30, 2017

The company’s net sales for the six months ended June 30, 2018 (“Interim 2018”) were $5,133,735, an increase of $1,168,524, or 29.5%, from net sales of $3,965,211 for the six months ended June 30, 2017 (“Interim 2017”). The increase was due to both new customer growth and an increase in repeat purchase rates from existing customers on www.hylete.com. The company expanded its product offering in 2017, offering many new styles of men’s and women’s apparel and bags and increased its advertising spending significantly. The company also launched a footwear line, completing first shipments of footwear in February 2018 after preselling approximately 2,700 pairs from July of 2017 through mid-February of 2018. All of these factors helped fuel revenue growth. Hylete.com represents our largest sales channel, increasing 27% from $3,599,720 in net sales for Interim 2017 to $4,582,055 in net sales for Interim 2018. This increase was due in large part to realization of revenues in connection with completing the footwear shipments. Wholesale represented the company’s largest growth channel for Interim 2018, increasing 66% from $167,056 in net sales for Interim 2017 to $277,357 in net sales for Interim 2018. This increase was primarily due to increased brand awareness from attending a trade show early in 2018, which led to increased orders from customers in the wholesale channel. The marketplace channel net sales increased 38% from $198,435 for Interim 2017 to $274,323 for Interim 2018. This increase was primarily due to increased marketing efforts and increased inventory availability for Interim 2018, which allowed Hylete to sell more product than for Interim 2017 through the marketplace channel. Further, the expansion of our women’s performance line and men’s lifestyle products to include a broader product mix contributed to growth of net sales for Interim 2018 in the Hylete.com, wholesale and marketplace channels.

Selling and marketing expenses grew to $1,259,612 for Interim 2018, from $1,222,047 for Interim 2017. Selling and marketing expenses for Interim 2018 increased by 3.1% from Interim 2017 and represented 24.5% of net sales versus 30.8% of net sales for Interim 2017. The increased expense was due to additional expenditures to garner new customers and to reengage existing customers. We continue to track our marketing spend closely, and utilize benchmark e-commerce metrics such as cost per acquisition, lifetime value per customer and others to drive allocation of our marketing resources.

General and administrative expenses were $2,448,470 for Interim 2018, which represented 47.7% of net sales versus general and administrative expenses of $1,179,819 for Interim 2017, which represented 29.8% of net sales. This increase in general and administrative expenses of 107.5% from Interim 2017 to Interim 2018 was the result of higher payroll cost as the company increased staffing to scale with the growth of business, as well as increased professional fees associated with financings and intellectual property defense.

Shipping and distribution costs were $969,568 for Interim 2018, which represented 18.9% of net sales versus shipping and distribution costs of $575,467 for Interim 2017, which represented 14.5% of net sales. The increase in the shipping and distribution costs is attributed to a greater number of shipments due to increases in sale volume.

Interest expense increased from $588,293 for Interim 2018, compared to $395,951 for Interim 2017 as the company increased its indebtedness. See “—Liquidity and Capital Resources -- Indebtedness” below.

As a result of the foregoing factors, the company’s net loss was $2,742,812 for Interim 2018, a 76.7% increase from a net loss of $1,552,655 for Interim 2017.

Liquidity and Capital Resources

As of June 30, 2018, the company’s cash on hand was $1,010,632. The company is generating operating losses and requires the continued infusion of new capital to continue business operations. The company plans to continue to try to raise additional capital through restructuring or seeking alternatives to its credit facilities, crowdfunding offerings, equity or debt issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

2

Issuances of Equity and Convertible Notes

Since inception, the company has funded operations through the issuance of equity securities and convertible notes. Between 2013 and 2016, the company issued convertible promissory notes and inventory financing notes for total proceeds of $1,400,000. The principal and accrued interest on these notes were converted into shares of Series A, Series A-1 and Series A-2 Preferred Stock.

In 2014 and 2015, the company issued $1,500,000 in Series A-1 Preferred Stock and $1,500,000 in Series A-2 Preferred Stock, respectively, to accredited investors.

In May 2017, the company completed an offering under Regulation Crowdfunding of 1,000,000 shares of its Class B Common Stock at a price of $1.00 per share for net proceeds of $827,329.

On October 20, 2017, the company launched a Regulation A equity offering (the “Regulation A equity offering”), under which it offered up to 5 million shares of its Class B Common Stock at a price of $1.25 per share. The company plans to use the net proceeds of the Regulation A equity offering for general working capital, product development and marketing. Since the company raised more than $2 million in that offering, it will use a portion of the net proceeds to repay its existing debt. See “—Indebtedness” below. At December 31, 2017, the company had sold 297,042 shares of Class B Common Stock and raised $243,840 in net proceeds in the Regulation A equity offering. During Interim 2018, the company sold 1,338,088 additional shares of Class B common stock for net proceeds of $1,291,830 pursuant to the Regulation A equity offering. On June 15, 2018, the company terminated the Regulation A equity offering. The company continued to process subscriptions received prior to termination and held closings through August 2018, at which time it had received total net proceeds of $1,571,337 from the Regulation A equity offering.

In connection with the acquisition of GRADEBYGRIT, the company issued 789,875 shares of Class B Common Stock, equal to $987,344, and $30,000 in cash, as consideration for the transaction. See “GRACEDBYGRIT Assets Acquisition” above.

On August 30, 2018, the company launched a Regulation A equity offering (the “ 2018 Regulation A equity offering”) under which it is offering up to 2 million shares of its Class B Common Stock at a price of $1.75 per share. The company plans to use the net proceeds of the 2018 Regulation A equity offering for inventory (with a focus on footwear), purchase order deposits for inventory, tooling and other upfront costs associated with the production of inventory (with a focus on footwear) general working capital and repayment of its existing debt. See “—Indebtedness” below.

Indebtedness

In 2016, the company entered into a senior debt facility with Black Oak Capital Management (“Black Oak”) in the principal amount of $3.15 million. The note bears interest at 12.5% per year, paid monthly in arrears, with the balance due at maturity on July 30, 2019. It is secured by all of the company’s assets. In connection with the senior debt facility, the company issued to Black Oak a warrant for the purchase of 1,249,500 shares of its Series A-2 Preferred Stock. In July 2017, the company and Black Oak amended the facility to increase the available principal amount by $1 million to $4.15 million and the company issued to Black Oak a warrant for the purchase of an additional 216,779 shares of its Series A-2 Preferred Stock. The interest rate, warrant coverage and all other key terms remained the same. However, the company agreed that in the event the company receives gross proceeds in excess of $2 million in the Regulation A equity offering and the 2018 Regulation A equity offering, it will be required to use 33% of the proceeds in excess of $2 million to repay a portion of the loans. See “--Issuances of Equity and Convertible Notes” above. In March 2018, the company and Black Oak amended the facility to increase the available principal amount by $500,000 to $4,275,000 and drew down the remaining available funds. In connection with this amendment, the company agreed to issue to Black Oak warrants for the purchase of shares of its Series A-2 Preferred Stock representing 0.79365% of the capital stock of the company on a fully-diluted basis. As such, the company issued 256,298 and 216,779 Series A-2 Preferred Stock warrants to Black Oak during the periods ended June 30, 2018 and December 31, 2017, respectively. As of June 30, 2018, and December 31, 2017, the company had $4,275,000 and $3,675,000 outstanding under the facility, respectively.

On August 19, 2015, the company issued a promissory note for total proceeds of $200,000 to a party related to one of its directors, Kevin Park, in the principal amount of $200,000. The note bears cash interest at 1.5% per month, paid monthly, with the balance due and payable on December 31, 2018. On April 6, 2018, the company issued a promissory note for total proceeds of $100,000 to its CEO, Ronald Wilson. The note has a maturity date of April 5, 2020, and accrues interest at a monthly rate of 1.5%. On May 31, 2018 the company issued a promissory note for total proceeds of $400,000 to Steelpoint Co-Investment Fund which is controlled by a party related to one of the company’s directors, James Caccavo. The note has a maturity date of May 31, 2020, and accrues interest at a monthly rate of 1.5%. On June 26, 2018 the company issued a promissory note for total proceeds of $50,000. The note has a maturity date of June 25, 2020, and accrues interest at a monthly rate of 1.5%. On July 2, 2018 the company issued a promissory note for total proceeds of $200,000. The note has a maturity date of June 26, 2020, and accrues interest at a monthly rate of 1.5%.

3

On May 18, 2018, the company launched an offering of its Class A Bonds in reliance on Regulation A under the Securities Act (the “Regulation A Bond Offering”), under which it is offering up to $5,000,000 principal amount of its Class A Bonds at a price of $1,000 per bond. The Class A Bonds bear interest at 1% per month, or 12% per annum, have a term of three years and will not be callable, redeemable or prepayable by the company. The Class A Bonds will be general unsecured obligations of the company, and will rank equally with all of other unsecured debt unless such debt is senior to or subordinate to the Class A Bonds by their terms. The Class A Bonds will be fully subordinate to current debt holders of the company, including Black Oak Capital Management and Bypass Trust Share of Chung Family Trust, as well as any other financing lenders that in the future may require a senior secured debt position. The company has begun to use the net proceeds of the Regulation A debt offering for inventory (with a focus on footwear production), purchase order deposits for inventory, tooling and other upfront costs associated with the production of inventory (with a focus on footwear) and general working capital. As of June 30, 2018, the company has sold $101,000 principal amount of Class A Bonds.

The company currently has no material commitments for capital expenditures.

Trend Information

Several factors have contributed to our increase in customer acquisition, including higher online advertising spend, new print marketing collateral such as print catalogs, digital catalogs and the creation of a new points based referral program. Our repeat purchase rates have increased due to improved email segmentation and overall email marketing execution, as well as an expanded product offering, including new fabrics, styles and categories. Our continued investment in marketing and product will be critical factors in the future revenue growth of our company.

Revenue Projections

A big part of our growth in 2017 was favorable adoption of our new lifestyle products for men, as well as the success of our latest performance products for women. Our first crowdfunding in early 2017 was significant, as this was the first time that everyday people (not just accredited investors) were able to invest in HYLETE. Over 90% of our investors in that offering were current HYLETE customers.

We originally planned on launching our first footwear shipments in the fourth quarter of 2017, but due to longer testing periods and some unexpected delays in production times, we ultimately were not able to ship any footwear in 2017, which substantially impacted our revenue targets that we had projected at $10 million. We were able to ship our first footwear in February 2018 after preselling approximately 2,700 pairs from July of 2017 through mid-February of 2018. All pre-sales were fulfilled in mid-February 2018. We anticipate footwear to be a significant revenue contributor in 2018.

The success of 2018 is also dependent upon raising an aggregate total of $5 million of financing via a combination of the Regulation A equity offering, the Regulation A Bond offering and/or other debt instruments, and the 2018 Regulation A equity offering that we recently launched.

As of the date of this report, we have obtained approximately $3.80 million in aggregate financing. Assuming we raise or exceed our aggregate funding goal prior to the fourth quarter of 2018 and invest the net proceeds from the previous Regulation A equity offering, the Regulation A Bond Offering and the 2018 Regulation A equity offering, we anticipate achieving net sales of approximately $12.5 million in 2018.

The company intends to move ahead aggressively to seek a liquidity option for its shareholders. This may involve an OTC quotation or an exchange listing (Nasdaq or NYSE). The company has hired an investment relations firm to advise and coordinate the evaluation and selection of one or more investment banks. If that proves to be a viable option, the company would seek to make the appropriate filings in mid to late 2019.

Item 2. Other Information

None.

4

Item 3. Financial Statements

HYLETE, INC.

BALANCE SHEETS

AS OF JUNE 30, 2018 (UNAUDITED) AND DECEMBER 31, 2017 (AUDITED)

	June 30, 2018	December 31, 2017
ASSETS
Current Assets:
Cash and cash equivalents	$1,010,632	$616,262
Accounts receivable	111,991	75,319
Inventory	2,520,876	2,225,136
Vendor deposits	200,675	10,095
Other current assets	63,502	94,316
Total current assets	3,907,675	3,021,128

Non-Current Assets:
Property & equipment, net	333,266	392,275
Intangible assets	773,440	114,977
Goodwill	426,059
Total non-current assets	1,532,764	507,252

TOTAL ASSETS	$5,440,439	$3,528,380

LIABILITIES & STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	$517,165	$915,733
Accrued expenses	765,409	810,934
Bridge note, net of issuance costs	200,000	200,000
Capital lease obligations, current portion	19,449	21,510
Total current liabilities	1,502,024	1,948,177

Non-Current Liabilities:
Capital lease obligations, net of current	980	9,436
Loan payable, net of issuance costs	3,586,410	2,996,920
Loan payable, net of issuance costs (Related Party)	476,458
Bond Payable	101,000
Preferred stock warrant liability	2,690,637	1,387,319
Total non-current liabilities	6,855,485	4,393,675
Total liabilities	$8,357,509	$6,341,852

Commitments and contingencies (Note 16)	–	–

Redeemable preferred stock:
Series A preferred stock, no par value, 1,712,200 total shares authorized, 1,712,200 issued and outstanding at June 30, 2018 and December 31, 2017 liquidation preference of ($505,559)	495,521	472,524
Series A-1 preferred stock, no par value, 5,970,300 total shares authorized, 5,970,300 issued and outstanding at June 30, 2018 and December 31, 2017 (liquidation preference of $2,812,881)	2,777,880	2,656,103
Series A-2 preferred stock, no par value, 6,383,620 total shares authorized, 4,721,500 issued and outstanding at June 30, 2018 and December 31, 2017 (liquidation preference of $3,270,586)	3,243,215	3,088,671
Total redeemable preferred stock	6,516,615	6,217,298
Stockholders' Deficit:
Class A Common Stock, no par value, 30,000,000 shares authorized, 7,859,600 issued and outstanding at June 30, 2018 and 7,824,600 December 31, 2017	116,758	116,758
Class B Common Stock, no par value, 6,000,000 shares authorized, 3,424,605 issued and outstanding at June 30, 2018 and 1,297,042 at December 31, 2017	3,350,343	1,071,044
Accumulated deficit	(12,900,785)	(10,218,572)
Total stockholders' deficit	(9,433,684)	(9,030,770)

TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$5,440,439	$3,528,380

See Accompanying Notes to Financial Statements.

5

HYLETE, INC.

STATEMENT OF OPERATIONS (UNAUDITED)

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2018 and 2017

	June 30, 2018	June 30, 2017
Net Sales	$5,133,735	$3,965,211

Cost of Sales	2,311,287	1,845,265

Gross Profit	2,822,447	2,119,946

Operating Expenses:
Selling and marketing	1,259,612	1,222,047
General and administrative	2,448,470	1,179,819
Shipping and distribution	969,568	575,467
Total Operating Expenses	4,677,650	2,977,333

Loss from Operations	(1,855,202)	(857,387)

Interest expense	588,293	395,951

Net Loss	(2,443,495)	(1,253,338)

Accrual of preferred stock dividend and discount amortized	(299,317)	(299,317)

Net Loss Attributable to Common Stockholders	$(2,742,812)	$(1,552,655)

Basic and diluted loss per common share	$(0.28)	$(0.18)

Weighted average shares - basic and diluted	9,744,998	8,824,600

In the opinion of management, all adjustments necessary to make these interim statements of operations not misleading have been included.

See Accompanying Notes to Financial Statements.

6

HYLETE, INC.

STATEMENT OF CASHFLOWS (UNAUDITED)

FOR THE SIX MOTH PERIOD ENDED JUNE 30, 2018 AND 2017

	June 30, 2018	June 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,443,495)	$(1,253,338)
Adjustments:
Depreciation and amortization	118,731	97,477
Stock-based compensation	60,598
Impairment of intangible assets
Amortization of debt discounts	30,247	149,732
Change in fair market value of Series A-2 warrant liability	1,242,823
Changes in:
Accounts receivable	(36,546)	73,168
Inventory	(227,855)	249,702
Vendor deposits	(190,580)	28,157
Prepaid expenses	30,816	2,943
Other non current assets		11,350
Accounts payable	(398,568)	(157,302)
Accrued expenses	(45,525)	132,529
Net Cash used in Operating Activities	(1,859,354)	(665,582)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(59,721)	(154,237)
Purchases of intangible assets	(165,063)	(8,397)
Net Cash used in Investing Activities	(224,784)	(162,634)

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings/(payments) on loan payable	1,150,000
Net borrowing /(payments) on bond payable	101,000
Net borrowings/(payments) on capital leases	(10,517)	(9,627)
Financing costs related to bridge note	(53,804)	4,286
Net proceeds from sale of common stock	1,291,830	764,130
Net Cash provided by Financing Activities	2,478,509	758,789

NET INCREASE IN CASH AND CASH EQUIVALENTS	394,370	(69,427)

CASH AND CASH EQUIVALENTS, beginning of year	616,262	1,175,019
CASH AND CASH EQUIVALENTS, end of year	$1,010,632	$1,105,592

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES
Issuance of Series A-2 Preferred Stock warrant liability	$243,528	$–
Accretion of Preferred Stock dividends	$275,645	$277,078
Accretion of Preferred Stock discount	$23,672	$23,672

See Accompanying Notes to Financial Statements.

7

HYLETE, INC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIOD ENDED JUNE 30, 2018

Note 1 – Nature of Business

Hylete, LLC (the “LLC”) was organized under the laws of the State of California on March 26, 2012. The LLC was formed to design, develop, and distribute premium performance apparel primarily direct to consumers through its own website, events, and affiliate marketing partners, as well as select third party ecommerce retailers. The LLC was converted to a C-Corporation effective January 2015.

Hylete, Inc. (the “Company”) was organized under the laws of the State of California in January 2015, upon conversion from the LLC. There was no change in operations as a result of the conversion. The original members’ capital contributions were converted into preferred and common stock.

Graced By Grit Acquisition

The company purchased 100% of the Net Assets of GRACEDBYGRIT, Inc. for 789,875 shares of Hylete, Inc.’s Class B Common Stock in an amount equal to $987,344 ($1.25 per share). GRACEDBYGRIT, Inc. was acquired to expand Hylete’s women’s apparel line in accordance with the Company’s growth strategy.

Acquired assets and liabilities were recorded at estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of identifiable net assets resulted in the recognition of Goodwill in the amount $426,059 and is attributable to future growth opportunities.

The following table summarizes the fair value of the net assets acquired and liabilities as of the acquisition date of June 1, 2018.

Inventories	$67,885
Product Designs	493,400
Goodwill	426,059
Net assets acquired	$987,344

Note 2 – Summary of Significant Accounting Policies

Basis for Presentation - These unaudited financial statements of Hylete, Inc. have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("GAAP") for interim consolidated financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations.  In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company as of and for the years ended December 31, 2017 and 2016. The results of operations for the six months ended June 30, 2018 and 2017 are not necessarily indicative of the results that may be expected for the full year.

8

HYLETE, INC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIOD ENDED JUNE 30, 2018

Accounting estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair value of financial instruments – Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1

Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2

Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

Level 3

Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company’s financial instruments consist of cash, accounts receivable, vendor deposits, accounts payable, accrued expenses and current portion of capital lease obligations. The carrying value of these assets and liabilities is considered to be representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portions of the capital lease obligations and loan payable to stockholder represent fair value as the terms approximate those currently available for similar debt instruments.

The Company's preferred stock warrant liability is carried at fair value. The fair value of the Company’s preferred stock warrant liability has been measured under the Level 3 hierarchy (Note 8).

Revenue recognition – Revenues are recognized upon shipment of product and when title has been passed to customers. Revenue is recorded net of estimated returns, chargebacks, and markdowns based upon management’s estimates and the Company’s historical experience. The Company generally allows a 60 day right of return to its customers. The Company had a reserve for returns of approximately $68,000 and $84,500 recorded within accrued expenses as of June 30, 2018 and December 31, 2017, respectively. In addition, the Company records a liability for deposits for future products, credits provided to equity investors in connection with their investment, etc. The liability is relieved and the revenue is recognized once the revenue recognition criteria is met. As of June 30, 2018, deferred revenue of $215,000 were present within accrued liabilities on the accompanying balance sheet. Of these amounts, $177,000 related to credits provided to equity investors in connection with their investments.

Cost of sales - Cost of sales consists primarily of inventory and warranty costs.

9

HYLETE, INC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIOD ENDED JUNE 30, 2018

Merchandise risk – The Company’s success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have a material adverse effect on the Company’s business, operating results and financial condition.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $331,000 and $319,000 for the periods ended June 30, 2018 and June 30, 2017, respectively. Total shipping and handling costs included in operating expenses was approximately $645,000 and $339,000 for the periods ended June 30, 2018 and June 30, 2017, respectively.

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the periods ended June 30, 2018 and June 30, 2017 amounted to approximately $498,000 and $488,000, respectively, which is included in selling and marketing expense.

Sales tax – Taxes collected from the Company’s customers are and have been recorded on a net basis. This obligation is included in accrued expenses in the accompanying balance sheets until the taxes are remitted to the appropriate taxing authorities.

Basic (loss) per common share - Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the conversion of preferred stock, and exercise of options and warrants. As of June 30, 2018 and June 30, 2017, the effect of dilutive securities were anti-dilutive and thus aren't included.

Recently issued accounting pronouncements – In 2014, the FASB issued Accounting Standards Update (“ASU”) 2014–09, Revenue from Contracts with Customers. Under ASU 2014–09, revenue is recognized when (or as) each performance obligation is satisfied by the entity, which is defined as when control of the underlying goods or services is transferred to the customer. The Company is still evaluating the impact of this pronouncement on its financial statements. The pronouncement is effective for the Company for annual periods beginning after December 15, 2018, and as such, it will not be applicable until December 31, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. For public business entities, the standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application will be permitted for all entities. The Company is currently evaluating the effect of this accounting pronouncement.

10

HYLETE, INC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIOD ENDED JUNE 30, 2018

Subsequent events – Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued.

The Company has evaluated subsequent events through September 14, 2018, which is the date the financial statements were available to be issued.

Note 3 – Property and Equipment

Property and equipment consisted of the following as of:

	June 30, 2018	December 31,2017
Auto	$109,358	$105,772
Computer Hardware & Software	53,206	40,305
Office Furniture, Fixtures & Equipment	56,479	53,157
Leasehold Improvements	70,905	70,905
Website Development	252,529	212,618
Application Development	232,760	232,760
Production Molds	61,800	61,800
	837,037	777,315
Accumulated Depreciation	(503,771)	(385,040)
	$333,266	$392,275

Depreciation and amortization expense related to property and equipment amounted to approximately $119,000 and $195,000 for the periods ended June 30, 2018 and December 31, 2017, respectively.

Note 4 – Bridge Note Payable

On August 19, 2015, the Company received $200,000 under a Senior Bridge Note (the “Bridge Note”) agreement, with an initial maturity date of December 31, 2016. The Bridge Note holder is an investor and a member of the Company's board of directors. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments were made on the Bridge Note through December 31, 2016. In November 2016, the Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month. In connection with the extension, the Company paid fees of $10,000, which were recorded as a discount to the Bridge Note. The discount was amortized using the straight-line method over the term of the Bridge Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ended December 31, 2017. In October 2017, the Bridge Note maturity date was extended to December 31, 2018. All other terms remain unchanged.

11

HYLETE, INC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIOD ENDED JUNE 30, 2018

Note 5 – Loan Payable

On June 29, 2016, the Company entered into a senior credit agreement with a lender with principal due three years from the date of issuance. The lender has offered the Company up to $3,150,000, which accrues interest at a rate equal to 12.50% per annum, compounded monthly. In July 2017, the Company amended the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In March 2018, the amounts borrowable under the senior credit agreement were increased by an additional $500,000. The Company pays the interest on a monthly basis and, thus, does not have any interest accrued as of June 30, 2018 and December 31, 2017 related to this agreement. The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to the Company’s liquidity and requires a minimum cash balance of $250,000 to be maintained.

As of June 30, 2018, and December 31, 2017, the Company was in compliance with all financial and non-financial covenants. The senior credit agreement is secured by substantially all of the Company's assets and shareholder shares in which have been pledged as additional collateral.

In conjunction with the senior credit agreement, the Company issued 256,298 and 216,779 Series A-2 Preferred Stock warrants to the lender during the periods ended June 30, 2018 and December 31, 2017. As of June 30, 2018, and December 31, 2017, the Company had outstanding borrowings of $4,275,000 and $3,675,000, respectively.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount to the senior credit agreement. During the periods ended June 30, 2018 and December 31, 2017, the Company recorded debt discounts of approximately $30,000 and $26,000, respectively, related to costs for obtaining the senior credit agreement, and approximately $243,000 and $205,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. During the periods ended June 30, 2018 and December 31, 2017, discounts of approximately $273,000 and $328,000, respectively, had been amortized to interest expense in conjunction with these debt discounts. The Company is recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement.

Note 6 – Promissory Note Payable

On April 6, 2018 the Company received $100,000 under a promissory note (the “Promissory Note”) agreement, with a maturity date of April 5, 2020. The investor is a member of the company. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $5,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the Promissory Note. As of June 30, 2018, a discount of $4,375 remained.

On May 31, 2018 the Company received $400,000 under a promissory note (the “May 2018 Promissory Note”) agreement, with a maturity date of May 31, 2020. The investor is a member of the Company’s board of directors. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $20,000, which was recorded as a discount to the May 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the Note. As of June 30, 2018, a discount of $19,167 remained.

On June 26, 2018 the Company received $50,000 under a promissory note (the “June 2018 Promissory Note”) agreement, with a maturity date of June 25, 2020. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $2,500, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note. As of June 30, 2018, a discount of $2,500 remained.

12

HYLETE, INC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIOD ENDED JUNE 30, 2018

Note 7 – Bonds Payable

On May 18, 2018 the company commenced an offering under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), of 5,000 Class A bonds. The price per bond is $1,000 with a minimum investment of $5,000. The target offering is up to $5,000,000. Class A Bonds will bear interest at 1% per month, or 12% per year. In connection with the bond offering, the Company paid fees of $59,545, which were recorded as a discount to the Bonds Payable. The discount is amortized using the straight-line method over the term of the Bond. As of June 30, 2018, a discount of $57,891 remained.

Note 8 – Preferred Stock Warrant Liability

During the periods ended June 30, 2018 and December 31, 2017, the Company issued 256,298 and 216,779, respectively, Series A-2 Preferred Stock warrants in conjunction with a debt agreement. The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

Management determined that the fair market value of the Series A-2 Preferred Stock warrants granted as of June 30, 2018, and December 31, 2017, was approximately $2,691,000 and $1,387,000, respectively, which has been recorded as a liability.

The following table presents the financial instruments measured in the accompanying balance sheet at fair value, on a recurring basis, as of June 30, 2018, for each of the three levels of hierarchy established by ASC 820:

Year Ending December 31,	Fair Value of Significant Unobservable Inputs Fair Value
Outstanding as December 31, 2017	$1,387,319

2018 Warrants Granted	243,528
Change in FMW of Series A-2	1,059,790

Outstanding as June 30, 2018	$2,690,637

Note 9 – Preferred Stock

At December 31, 2014, there were 7,682,500 Class A units outstanding. In conjunction with the Company’s conversion into a C-Corporation in January 2015, these units were converted into 1,712,200 shares of Series A Preferred Stock and 5,970,300 shares of Series A-1 Preferred Stock at a conversion price of $0.1917 and $0.3078, respectively. The terms of the Series A and Series A-1 Preferred Stock were similar to those of the Class A units and thus modification and/or extinguishment accounting did not apply.

13

HYLETE, INC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIOD ENDED JUNE 30, 2018

During the year ended December 31, 2015, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 2,916,900 shares of Series A-2 Preferred Stock at a purchase price of $0.5143 per share for total gross proceeds of $1,500,000.

In June 2016, approximately $928,000 of convertible debt principal, including accrued interest, was converted into 1,804,600 shares of Series A-2 Preferred Stock.

On August 7, 2017, the Company amended its Third Amended and Restated Articles of Incorporation to authorize an additional 412,620 shares of Series A-2 Preferred stock.

Conversion rights – Each share of preferred stock outstanding is convertible at any time, at the option of the holder, into the number of common stock shares that results from dividing the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) by the applicable conversion price in effect at the time of such conversion. The initial conversion price may be adjusted from time to time.

Dividend rights – The holders of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, dividends in an amount equal to 12% of the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share).

In the event of liquidation, cumulative preferred dividends accrue from the issuance date, whether or not such dividends are declared or paid. Preferred dividends accrue at 12% per annum. Accrued dividends accrete directly to retained earnings (or accumulated deficit). For the periods ended June 30, 2018 and December 31, 2017, the Company recorded accretion of $275,645 and $552,723, respectively. No dividends have been declared or paid to date.

The Company shall not pay or declare any dividend, whether in cash or property, with respect to common stock until all dividends on the preferred stock have been paid or declared and set apart.

Liquidation rights – Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on an equal basis, be entitled to be paid out of the assets of the Company legally available for distribution, in an amount per share equal to the original issue price of such Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred stock plus all unpaid dividends on the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of preferred stock, then such assets shall be distributed among the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled to.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

14

HYLETE, INC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIOD ENDED JUNE 30, 2018

Voting rights – The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors.

Redemption rights – The holders of at least 75% of the then outstanding shares of preferred stock, voting together on an as-if-converted basis, may require the Company to redeem the preferred stock at any time on or after the fifth anniversary of the most recent issuance of convertible securities, currently January 13, 2020. The redemption date shall be at least 180 days after the date of such notice from preferred stock holders and shall be brought into effect from the Company by paying cash in exchange for the shares of preferred stock in a sum equal to the original issue price per share of the preferred stock (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors. Due to the potential redemption of the Series A, Series A-1 and Series A-2 being outside of the Company's control, the preferred stock has been presented outside of stockholders' deficit on the accompanying balance sheets.

Drag along rights – If the holders of at least 75% of the then outstanding common stock (collectively, the "Selling Founders") approve to sell units representing more than 50% of the then-outstanding units of the Company, then the Dragging Stockholders shall have the right to cause a “Drag-Along Sale” by the other Stockholders (the “Dragged Stockholders”) pursuant to the voting agreement. In the event of a drag-along sale, each Dragged Stockholder shall sell all of its units on the terms and conditions of the drag-along sale as determined by the Dragging Stockholders and other specified criteria as stated in the voting agreement.

Summary of Preferred Stock Transactions

During the periods ended June 30, 2018 and December 31, 2017, the Company amortized discounts on preferred stock to accumulated deficit of $23,672 and $46,870, respectively. The discounts were the result of placement fees paid in connection with the issuance of the preferred stock.

Note 10 – Common Stock

On January 31, 2017, the Company filed its Third Amended and Restated Articles of Incorporation to create and authorize 6 million shares of a new class of non-voting common stock called Class B Common.

On January 31, 2017, the Company participated in a 1-for-700 forward stock split. The financial statements have been retroactively restated to reflect this forward stock split.

During the year ended December 31, 2017, the Company sold 1,297,042 shares of Class B common stock for net proceeds of $1,071,169 in offerings conducted pursuant to Regulation Crowdfunding and Regulation A of the Securities Act.

During the six months ended June 30, 2018, the Company sold 1,338,088 shares of Class B common stock for net proceeds of $1,291,830 in an offering conducted pursuant to Regulation A of the Securities Act.

Note 11 – Stock Warrants

On May 15, 2018, the Company issued 75,000 warrants to First Apex International in connection with their consulting agreement. Warrants are priced at 110% of the Company’s common stock price at the date of the agreement, and have a 7-year term. The warrants shall vest on a monthly basis of one-twelfth over a period of 12 months. For the period ended June 30, 2018, the Company recognized $5,000 of stock compensation expense related to the warrants.

15

HYLETE, INC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIOD ENDED JUNE 30, 2018

Note 12 – Stock Option Plan

The Company’s Equity Incentive Plan (the “Incentive Plan”), permits the grant of incentive and nonqualified stock options for up to 1,746,500 shares of common stock. For the periods ended of June 30, 2018 and December 31, 2017 there were 196,330 and 481,430, respectively, shares available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Incentive Plan. The Company believes that such awards promote the long-term success of the Company.

During 2018 and 2017, the Company issued 430,000 and 248,000, respectively, stock options to the board of directors, employees and consultants, which have various vesting terms. For the periods ended June 30, 2018 and December 31, 2017, the Company recognized approximately $61,000 and $16,000, respectively, of stock compensation expense related to stock options.

Note 13 – Major Suppliers and Customers

For the periods ended June 30, 2018, purchases from 5 suppliers represented approximately 54% of total vendor purchases.  As of June 30, 2018, approximately $280,000, or 54% of accounts payable was due to these suppliers.  As of December 31, 2017, purchases from four suppliers represented approximately 44% of total vendor purchases. As of December 31, 2017, approximately $512,000, or 54% of accounts payable was due to these suppliers.

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

Note 14 – Subsequent Events

On July 2, 2018 the Company received $200,000 under a promissory note (the “July 2018 Promissory Note”) agreement, with a maturity date of June 26, 2020. Interest shall accrue on the loan amount at a monthly rate of 1.5%. The Company paid fees of $10,000, which was recorded as a discount to the July 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the Note.

During the period June 30, 2018, through August 17, 2018 the Company sold 41,766 shares of Class B Common Stock for net proceeds of $35,667 under Regulation A offering.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description

2.1	Third Amended and Restated Articles of Incorporation, as amended (1)
2.2	Bylaws (2)
3.2	Investor Rights Agreement dated as of July 16, 2015 (3)
3.3	Voting Agreement dated as of July 16, 2015 (4)
3.3	Right of First Refusal and Co-Sale Agreement dated as of July 16, 2015, as amended June 14, 2017 (5)
4.1	Form of Subscription Agreement (Regulation A Equity Offering) (6)
4.2	Form of Subscription Agreement (Regulation A Bond Offering) (7)
4.3	Form of Subscription Agreement (2018 Regulation A Offering) (8)
6.1	First Amended and Restated Senior Credit Agreement, dated July 28, 2017 between Hylete, Inc., certain stockholders of Hylete, Inc., Black Oak-Hylete-Senior-Debt, LLC and bocm3-Hylete-Senior Debt, LLC. (9)
6.2	Master Services Agreement with WealthForge Securities, LLC (10)
6.3	Regulation A Equity Offering addendum to Master Services Agreement with WealthForge Securities, LLC (11)
6.4	Regulation A Bond Offering addendum to Master Services Agreement with WealthForge Securities, LLC (12)
6.5	Promissory Note – Bridge Note, dated August 19, 2015, of Hylete, Inc., as Maker, to Bypass Trust Share of Chung Family Trust, as Payee, as amended (13)
6.6	Employment Agreement dated July 29, 2016 between HYLETE and Ronald Wilson (14)
6.7	Employment Agreement dated July 29, 2016 between HYLETE and Matthew Paulson (15)
6.8	HYLETE 2015 Equity Incentive Plan (16)
6.9	Lease between Solana Partners, L.P. and Hylete, Inc., dated March 21, 2013, as amended on March 1, 2017, as amended on February 24, 2018 (17)
6.10	Amendment No. 1 to First Amended and Restated Senior Credit Agreement, dated March 28, 2018, among Hylete, Inc., Black Oak-Hylete- Senior Debt, LLC, bocm3-Hylete-Senior-Debt, LLC and Black Oak-Hylete-Senior Debt 2, LLC (18)
6.11	Promissory Note – Bridge Note, dated April 6, 2018, of Hylete, Inc., as Maker, to Ronald Wilson, as Payee (19)
6.12	Asset Purchase Agreement, dated May 31, 2018, between GRACEDEBYGRIT, Inc. and Hylete, Inc. (20)
6.13	Promissory Note – Bridge Note, dated May 31, 2018, of Hylete, Inc., as Maker, and Steelpoint Co-Investment Fund, as Payee (21)
6.14	Employment Agreement dated July 6, 2018 between HYLETE and Joseph Johnson. (22)
8.1	Form of Escrow Agreement (2018 Regulation A Equity Offering) (23)
8.2	Form of Escrow Agreement (Regulation A Equity Offering) (24)
8.3	Form of Escrow Agreement (Regulation A Bond Offering) (25)

_______________

(1) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0201.htm

(2) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0202.htm

(3) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0301.htm

17

(4) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0302.htm

(5) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0303.htm

(6) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818002403/hylete_1aa1-ex0400.htm

(7) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10817) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818000635/hylete_1a-ex0400.htm

(8) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10871) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818000635/hylete_1a-ex0400.htm

(9) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0601.htm

(10) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10817) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818000635/hylete_1a-ex0602.htm

(11) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10871) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818002403/hylete_1aa1-ex0603.htm

(12) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10817) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818000635/hylete_1a-ex0603.htm

(13) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0603.htm

(14) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0604.htm

(15) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0605.htm

(16) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0607.htm

(17) Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001060/hylete_1k-ex0608.htm

(18) Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001060/hylete_1k-ex0602.htm

(19) Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001060/hylete_1k-ex0609.htm

(20) Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001639/hylete_ex0601.htm

(21) Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001639/hylete_ex0602.htm

(22) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10871) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818002403/hylete_1aa1-ex0613.htm

(23) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10871) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001987/hylete_1a-ex8.htm

(24) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002684/hylete_1aa3-ex08.htm.

(25) Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10817) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001069/hylete_1aa1-ex08.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Solana Beach, California, on September 26, 2018.

HYLETE, Inc.

/s/ Ronald Wilson
By: Ronald Wilson, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Ronald Wilson

Ronald Wilson, Chief Executive Officer, Director

Date: September 26, 2018

/s/ Joseph Johnson

Joseph Johnson, Principal Financial Officer, Principal Accounting Officer

Date: September 26, 2018

/s/ Matthew Paulson

Matthew Paulson, Director

Date: September 26, 2018

/s/ James Caccavo

James Caccavo, Director

Date: September 26, 2018

/s/ Kevin Park

Kevin Park, Director

Date: September 26, 2018

/s/ Darren Yager

Darren Yager, Director

Date: September 26, 2018

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